U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                           QUEST RESOURCE CORPORATION
                           --------------------------
                                  (registrant)

                                     0-17371
                                     -------
                                (SEC FILE NUMBER)

                                   748349 10 7
                                   -----------
                                 (CUSIP Number)


[X]   Form 10-K and Form 10-KSB    [ ] Form 20-F    [ ] Form 11-K
        [ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

        For Period Ended:   May 31, 2003
                          -------------------------------------

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended:______________________________________________
______________________________________________________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
______________________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Items 6 and 7
______________________________________________________________________________

Part I - Registrant Information
______________________________________________________________________________

         Full Name of Registrant:                Quest Resource Corporation
         Former Name if Applicable:              Not  Applicable
         Address of Principal Executive Officer: 5901 N. Western, Suite 200,
                                                 (Street and Number)
                                                 Oklahoma City, Oklahoma 73118
                                                 (City, State and Zip Code)

______________________________________________________________________________

Part II - Rules 12b-25(b) and (c)
______________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.
______________________________________________________________________________

Part III - Narrative
______________________________________________________________________________

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

          On August 21, 2003, Clyde Bailey, our independent public accountant, underwent heart by-pass surgery. As a result, he was unable to complete his audit report on our financial statements as of and for the fiscal year ended May 31, 2003 and we were not able to complete our management's discussion and analysis. We are working closely with Mr. Bailey in an effort to obtain the independent auditor's report by September 15, 2003 so that we can amend our Form 10-KSB within that same time period in order to include the management's discussion and analysis and financial statements required by Items 6 and 7 of Form 10-KSB.

          Attached is a statement from Mr. Bailey confirming the above facts.

______________________________________________________________________________

Part IV - Other Information
______________________________________________________________________________

     (1) Name and telephone number of person to contact in regard to this notification.

          Douglas Lamb                   620-698-2250
          (Name)                         --------------------------
                                         (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                               [  ]  Yes       [ X  ]   No

The registrant has not filed an amendment to its Form 8-K filed with the Commission on June 26, 2003, within the required 60 days of the original filing date in order to file audited financial statements for the acquired businesses reported in the Form 8-K. The registrant was unable to obtain the audited financial statements from Mr. Bailey, its independent public accountant, within the required time frame due to the medical emergency of Mr. Bailey discussed above.


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               [  ]  Yes        [X]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           Quest Resource Corporation
                           --------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  September 2, 2003         By: /s/  Douglas Lamb
                                     ---------------------------------------
                                     Douglas Lamb,
                                     President and Co-Chief Executive Officer